aKB/JL

SEC

17005141

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greif & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett, Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.	Santa Monica	California	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of LOS ANGELES)

On 2/28/17 before me, ELYSE NAKADA, NOTARY PUBLIC,
Date — *Here Insert Name and Title of the Officer*

personally appeared LLOYD GREIF
Name(s) of Signer(s)

____,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/the~~y executed the same in his~~/her/the~~ir authorized capacity~~(ies)~~, and that by his~~/her/the~~ir signature(s) on the instrument the person~~(s),~~ or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

ELYSE NAKADA
Commission # 2056753
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2018

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: STATEMENT OF FINANCIAL CONDITION Document Date: 12/31/16

Number of Pages: 10 Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: LLOYD GREIF	Signer's Name:
☒ Corporate Officer — Title(s): CEO	☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer Is Representing:	Signer Is Representing:

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.
FINANCIAL REPORT
For the year ended December 31, 2016

TABLE OF CONTENTS

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2016. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.
Santa Monica, California
February 24, 2017

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	1,280,554
Investments		1,388,000
Investment banking receivables		119,733
Property and equipment, at cost, net of accumulated depreciation		21,939
Employee loans receivable		10,000
Prepayments and other assets		7,426
TOTAL ASSETS	$	2,827,652

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	842,500
Accounts payable and accrued expenses		159,256
TOTAL LIABILITIES		1,001,756
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		1,815,896
TOTAL STOCKHOLDER'S EQUITY		1,825,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,827,652

The accompanying notes are an integral part of this financial statement

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital, acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Automobiles	3 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2016, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2016.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project, and fees for consulting services are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Investments:

The Company's investments consist of member units in a privately owned company and are carried at cost.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived assets:

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. . An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2016.

NOTE 2: CONCENTRATIONS

Cash and cash equivalents:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2016, property and equipment consisted of the following:

Furniture and fixtures	$ 717,058
Office equipment	87,301
Automobiles	35,121
Leasehold improvements	1,046,064
	1,885,544
Less: accumulated depreciation	(1,863,605)
	$ 21,939

GUMBINER SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

To the Board of Directors
Greif & Co.
633 West Fifth Street, 65th Floor
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Greif & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Schedule of Assessment and Payments (Form SIPC-7). Greif & Co.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the QuickBooks general ledger and agreed the records to check stubs and bank statements noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. We were to compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted that there were no such adjustments.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. We were to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed and noted that there were no such overpayments.

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

February 24, 2017

GUMBINER SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON REVIEW OF EXEMPTION REPORT

The Board of Directors
Greif & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Greif & Co. (the "Company") (1) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i): and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greif & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.
February 24, 2017

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610
www.gscpa.com

GREIF & CO.
THE *ENTREPRENEUR'S* INVESTMENT BANK®

Greif & Co.'s Exemption Report

Greif & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Greif & Co.

I, Lloyd Greif, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & CEO
February 24, 2017

633 WEST FIFTH STREET • SIXTY-FIFTH FLOOR • LOS ANGELES, CALIFORNIA 90071-2005
TELEPHONE (213) 346-9250 • FACSIMILE (213) 346-9260 • OWL@GREIFCO.COM

NOTE 4: COMMITMENTS

The Company leases office space in Los Angeles, California, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through December 31, 2021. The office lease requires additional payments based on the operating costs of the building and provides for a five year option to renew.

Minimum annual rental payments are as follows:

Year Ending		
2017	$	340,284
2018		338,115
2019		346,960
2020		360,838
2021		375,272
	$	1,761,469

Total rent expense, including charges for common area maintenance and property taxes, for the year ended December 31, 2016 amounted to approximately $420,400.

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2016, the Company's net capital, as defined, was $1,096,580, which exceeded the required minimum net capital by $1,085,962.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2016

GUMBINER SAVETT INC.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

SEC
Mail Processing
Section

MAR 02 2017

Washington DC
406

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2016